SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2011

Commission File No. 333-05752

CNH GLOBAL N.V.

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CNH GLOBAL N.V.

Form 6-K for the month of September 2011

List of Exhibits:

1. Press Release entitled “CNH Joint Venture TürkTraktör Delivers Its 600 Thousandth Tractor”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

September 28, 2011

FOR IMMEDIATE RELEASE

For more information contact:

CNH International Press Office	+39 011 0086346	international.media@cnh.com

CNH Joint Venture TürkTraktör Delivers Its 600 Thousandth Tractor

ANKARA, Turkey - (September 27, 2011) - TürkTraktör, CNH’s joint venture with Koç Holding and a leading manufacturer of agricultural equipment in Turkey since 1954, celebrated the production of its 600 thousandth tractor on September 26, 2011 at a special ceremony held at the company’s plant in Ankara, Turkey.

Hosted by Koç Holding Board of Directors Chairman Mustafa V. Koç and Chairman of Fiat Industrial and CNH Sergio Marchionne, the event welcomed Prime Minister Mr. Recep Tayyip Erdoğan, Minister of Food, Agriculture and Animal Breeding Mr. Mehmet Mehdi Eker and Minister of Industry and Technology Mr. Nihat Ergün.

The ceremony was attended by over 400 people including CNH and Koç Holding top management, the dealer network, employees and media.

During the event, the plant’s 600 thousandth tractor, a New Holland Agriculture TD100, was delivered to wheat, corn, cotton and watermelon producer Mehmet Ali Gül and his family from Ünlüce Village in Yüreğir, Adana, southern Turkey.

To further commemorate the occasion, the 600,001 tractor to roll off the production line, a New Holland TD65B, was signed by CNH and Koç Holding management and by the Turkish Prime Minister.

In his speech at the event, Mr. Recep Tayyip Erdoğan emphasized agriculture’s importance to Turkey’s gross domestic product and noted the country’s high rate of growth; Turkey’s economy grew more than 11% in the first half of the year compared to the previous year. He also cited the partnership between CNH and Koç Holding, which builds 90% of its tractors and components in-house, as an important landmark in the country’s agribusiness sector.

Speaking at the ceremony, Koç Holding Board of Directors Chairman Mustafa V. Koç underlined the importance of TürkTraktör products as a source of pride for Turkey, “TürkTraktör is a leading producer of tractors and engines for the domestic tractor market. It manufactures engines, transmissions and front and rear axles in its own factory and derives its remaining parts from local sources.”

Sergio Marchionne remarked, “This achievement also bears testimony to the quality of the products that the Koç Group and Case New Holland have been producing in partnership, as well as the individual capabilities and commitment of everyone here at the plant.”

He further added, “What I can assure the Prime Minister and the Turkish people is that we intend to continue with the same level of commitment and determination, and the same spirit of collaboration that have brought us to where we are today.”

TürkTraktör is a leader in the domestic tractor market with its New Holland Agriculture and Case IH tractors. The facility exports to over 90 countries worldwide and employs more than 2,000 people at its plant in Ankara.

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CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by approximately 11,300 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.